Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: February 21, 2011

Employee FAQ

1.	What did Zoran announce today?

•	Today we announced that Zoran will combine with CSR in a transaction valued at approximately $679 million.

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Consumers are increasingly demanding connectivity in virtually all areas of their lives, and the combined company will be uniquely positioned to meet that demand by offering Zoran’s innovative solutions together with CSR’s connectivity and location technology.

2.	Who is CSR?

•	Headquartered in Cambridge, England, CSR is the leading global provider of personal wireless technology and its product portfolio covers Bluetooth, GPS, FM and Wi-Fi.

•	CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements.

•	CSR’s customers include industry leaders in consumer electronics, mobile handsets and automotive.

•	CSR has offices in Europe, Asia and North America and approximately 1,500 employees.

3.	Why does this combination make sense for Zoran?

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As a pioneer in digital video and still imaging, Zoran has an extensive portfolio of proprietary technologies that is highly complementary to CSR’s existing capabilities. Consumers are increasingly demanding connectivity in virtually all areas of their lives, and the combined company will be uniquely positioned to meet that demand by offering Zoran’s innovative solutions together with CSR’s connectivity and location technology.

•	Zoran and CSR each have proud records of innovation, and we are excited at the prospect of what our talented teams can achieve together.

4.	Will this announcement have any impact on my job? Will there be any layoffs at either company?

•	We expect that employees will have more opportunities for growth and development by being part of a larger, better positioned company.

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This transaction is about bringing together complementary technology capabilities, and there is very little overlap in our businesses. A significant portion of the synergies will come from non-headcount related areas, such as manufacturing costs, development tools, etc. We expect that the headcount-related synergies will be largely in non-engineering related areas.

•	Until the close of the transaction, it should be business as usual at Zoran.

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We will continue to move forward with our product initiatives, and all of us should remain focused on meeting our business objectives and on providing our customers with excellent service and first-rate products they have come to expect from Zoran.

•	Each of you is an important part of our company’s success and I’m counting on your continued support.

5.	What will the combined company be called?

•	The combined company is expected be known as CSR.

6.	What will happen to our executive team? Who will manage the company?

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Levy will become an independent member of the Board of Directors of the combined entity. The CEO of CSR will remain CEO. We also will have the opportunity to appoint one additional board member to CSR’s board, subject to their reasonable approval.

•	New management will be decided and communicated during the integration process.

7.	What impact will this deal have on customer relationships?

•	We believe this transaction is a significant win for our customers. The combination of Zoran and CSR unites two companies that share a strong commitment to their customers and employees.

8.	Will there be any changes in employee benefits and compensation?

•	Until the transaction closes, all benefits and compensation will remain unchanged.

•	On completion of the transaction, an integration team made up of employees of both companies will be formed to work through areas such as employee benefits and compensation.

•	We will do our best to keep you informed as we move forward to complete this transaction.

9.	What will happen to my shares?

•	Zoran employees that own shares in the Company will receive the equivalent of 1.85 CSR ordinary shares.

•	These shares will be represented by American Depositary Shares, or ADSs, that will be priced in dollars and traded on Nasdaq. Each ADS will represent 4 CSR ordinary shares.

•	As of Friday’s close, the value equates to $13.03 per Zoran share.

10.	How long before the transaction closes? What approvals are required?

•	The transaction is expected to close in the second quarter of 2011, and is subject to CSR and Zoran shareholder and regulatory approvals and other customary closing conditions.

11.	What should I say if I’m contacted by media, financial community, or other third parties about the transaction?

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It is likely that today’s news will lead to increased interest in Zoran, and it is important we speak with one voice on this matter. If you receive any inquiries from the media or other interested parties, please refer them to Betty Watkins at (408) 523-4373 and please refer investor calls to Bonnie McBride at (415) 454-8898.

12.	What should employees expect over the coming months?

•	Until the transaction closes, Zoran and CSR will remain separate and independent companies and it should be business as usual for all of us at Zoran.

•	We all need to remain focused on achieving our goals and continuing to provide our customers with the high quality products and service they have come to expect from us.

•	We will do our best to keep you informed as we move forward to complete this transaction.

This document does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information referred to, in respect of CSR Shareholders, in the Circular and the Prospectus or, in respect of the Zoran Stockholders, the Registration Statement on Form F-4 to be filed by CSR with the SEC, which will contain a Proxy Statement for Zoran’s stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).

In connection with the proposed transaction, CSR will file with the SEC the Proxy Statement and F-4 Registration Statement. In connection with the consent solicitation by Ramius, Zoran has filed with the SEC a final consent revocation statement (the “Consent Revocation Statement”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at http://www.sec.gov, at Zoran’s website at www.Zoran.com.

Important Additional Information

Zoran and its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the proposed transaction and/or in connection with the consent solicitation by Ramius. CSR plans to file the Proxy Statement and F-4 Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed transaction. In addition, in connection with the consent solicitation by Ramius, Zoran has filed with the SEC the Consent

Revocation Statement. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at www.Zoran.com. Additional information regarding the interests of such potential participants will be included in the Proxy Statement and F-4 Registration Statement, the Consent Revocation Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR, which will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.